                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                              --------------------

                                    FORM 13D

                    Under the Securities Exchange Act of 1934

                                 BAYBANKS, INC.
                                (Name of Issuer)

                          Common Stock, $2.00 par value
                         (Title of Class of Securities)

                                    072723109
                                 (CUSIP Number)

                                 Gary A. Spiess
                            General Counsel and Clerk
                           Bank of Boston Corporation
                               100 Federal Street
                          Boston, Massachusetts  02211
                                 (617) 434-2870
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule becuase of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: [X]

   CUSIP No. 072723109                                      Page 2 of   Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Bank of Boston Corporation             IRS Identification No. 04-2471221
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)
                                                                     (b)

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3     SEC USE ONLY


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4     SOURCE OF FUNDS

             WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     Massachusetts
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        NUMBERS OF     7   SOLE VOTING POWER

          SHARES           3,936,040
                       ---------------------------------------------------------
       BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY          1,700
                       ---------------------------------------------------------
           EACH        9   SOLE DISPOSITIVE POWER

         REPORTING         3,914,559
                       ---------------------------------------------------------
          PERSON      10   SHARED DISPOSITIVE POWER

           WITH            20,031

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,938,640

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

          CO
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
Item 1.  Security and Issuer

         This statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of BayBanks, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 175 Federal Street, Boston, Massachusetts 02211.

Item 2.  Identity and Background

         (a)-(c) and (f) This statement is being filed by Bank of Boston Corporation, a Massachusetts corporation ("BKBC"). The principal executive offices of BKBC are located at 100 Federal Street, Boston, Massachusetts 02110.

         BKBC is a registered bank holding company which, through its subsidiaries, is engaged in providing a wide variety of financial services to individuals, corporate and institutional customers, governments, and other financial institutions. These services include retail banking, consumer finance, mortgage origination and servicing, domestic corporate and investment banking, leasing, international banking, commercial real estate lending, private banking, trust, correspondent banking, and securities and payments processing. BKBC's principal subsidiary is The First National Bank of Boston, a national banking association. Other major banking subsidiaries of BKBC are Bank of Boston Connecticut and Rhode Island Hospital Trust National Bank.

        Information as to each of the executive officers and directors of BKBC is set forth on Schedule I hereto. Each of such persons is a citizen of the United States, except for Messrs. Sacerdote and Meirelles who are citizens of Argentina and Brazil respectively.

         (d) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), BKBC will have the right, upon the occurrence of specified events, to purchase up to 3,907,120 shares of Common Stock from the Company at a price of $83.75 per share. Should BKBC purchase Common Stock pursuant to the Stock Option Agreement, BKBC intends to finance such purchase from one or more of the following sources: the use of cash; the liquidation of securities held by BKBC; the dividending of cash from BKBC subsidiaries; or additional debt or equity financings.

Item 4.  Purpose of Transactions

     On December 12, 1995, BKBC and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly owned subsidiary of BKBC to be organized under Massachusetts law (the "Merger Subsidiary"), will be merged into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of BKBC. Pursuant to the Merger Agreement, each share of Company Common Stock outstanding at the effective time of the Merger, other than shares (i) held by dissenting stockholders; (ii) held directly or indirectly by BKBC, except in a fiduciary capacity or (iii) held by the Company as treasury stock, will be exchanged for 2.2 shares of common stock, par value $2.25 per share, of BKBC ("BKBC Common Stock").

A copy of the Merger Agreement is included as an Exhibit hereto and incorporated herein by reference. Capitalized terms that are used but not defined herein are defined in the Merger Agreement. The Company will be the surviving corporation of the Merger with Merger Subsidiary and will continue its corporate existence under the laws of the Commonwealth of Massachusetts as a wholly owned subsidiary of BKBC. The directors of the Merger Subsidiary immediately prior to the effective time of the Merger shall be the directors of the surviving corporation. The Officers of the Company immediately prior to the effective time shall be the officers of the surviving corporation. The Articles of Organization and By-Laws of the Merger Subsidiary, as in effect at the Effective Time of the Merger, shall be the Articles of Organization and By-Laws of the surviving corporation. The authorized capital stock of the surviving corporation after the Effective Time of the Merger shall be as stated in the Articles of Organization of Company immediately prior to the Effective Time.

         Consummation of the Merger is subject to approval of the holders of two-thirds of the Company's common stock, the holders of the majority of BKBC's common stock, the receipt of regulatory approvals and certain other conditions customary in transactions of this nature.

        Simultaneously with the execution of the Merger Agreement, on December 12, 1995, BKBC and the Company entered into reciprocal stock option agreements (the "Stock Option Agreements") pursuant to which the Company granted BKBC an option (the "Option") to purchase up to 3,907,120 shares of the Company's common stock at a price of $83.75 per share (the "Option Shares") and BKBC granted to the Company an option to purchase up to 22,400,761 shares of BKBC Common Stock at a price of $47.50 per share, in each case equaling 19.9% of the outstanding shares of the respective granting company's stock. A copy of the agreement granting the option to BKBC (the "Stock Option Agreement") is attached hereto as an Exhibit and incorporated herein by reference. The Option becomes exercisable in whole or in part, at any time before its expiration in specified circumstances, including if (i) the Company, without the prior written consent of BKBC, enters or announces its intention to enter into an agreement with any person other than BKBC to effect any of the following transactions (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission)(other than mergers, consolidations or similar transactions involving (x) the Company or any of its Significant Subsidiaries in which the voting securities of the Company immediately before such transaction continue to represent at least 65% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction or (y) only the Company and its subsidiaries), (b) the purchase, lease or other acquisition of all or a substantial portion of the assets of the Company or any of its Significant Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or any of its Significant Subsidiaries or (d) any substantially similar transaction, (ii) the Board of Directors of the Company recommends that the stockholders of the Company approve or accept any Acquisition Transaction, or (iii) any person (other than BKBC) acquires beneficial ownership of 10% or more of the then outstanding shares of the Company's Common Stock.

  As more fully set forth in the stock Option Agreement, BKBC (or a subsequent holder of the Option or Option Shares) has the right in specified circumstances to require the Company to repurchase the Option or Option Shares.

         The Stock Option Agreement specifies the procedures for exercise of the Option upon the occurrence of such events.

        The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act. If the Merger is consummated, the number of holders of record of the Company's Common Stock will fall below 300 persons and the Company's Common Stock will become eligible for deregistration pursuant to Section 12(g)(4) of the Exchange Act.

         Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

        (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, BKBC may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 3,907,120 shares of Common Stock, or approximately 16.6% of the Common Stock outstanding on November 30, 1995 assuming exercise of the Option. Certain of BKBC's subsidiary banks act as trustees under trusts established by their customers. In that capacity, BKBC's subsidiary banks, in the aggregate, have
(i) sole investment power over 7,439 shares of Common Stock, (ii) shared investment power over 20,031 shares of Common Stock and (iii) sole voting power over 28,920 shares of Common Stock and shared voting power over 1,700 shares of Common Stock.

         Except as set forth above, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

        (c) Other than transactions in the ordinary course by one of BKBC's subsidiary banks as trustee for any of the trust accounts described above that may have occurred during the past 60 days, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

        (d) Other than as may be provided in the applicable instrument with respect to each of the trusts described above, so long as BKBC has not purchased the Common Stock subject to the Option, BKBC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As noted above, the Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

         Exhibit 1 --   Agreement and Plan of Merger, dated as of December 12,
                        1995, between Bank of Boston Corporation and BayBanks,
                        Inc., incorporated herein by reference to Exhibit 2(a) to the Corporation's Current Report on Form 8-K dated
                        December 12, 1995 (File No. 1-6522).



         Exhibit 2 --   Stock Option Agreement, dated as of December 12, 1995,
                        between Bank of Boston Corporation and BayBanks, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              BANK OF BOSTON CORPORATION



                              By:  /s/ Gary A. Spiess
                                   ------------------
                                       Gary A. Spiess
                                       General Counsel and Clerk



Dated: December 21, 1995

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVES OFFICERS
                          OF BANK OF BOSTON CORPORATION


       The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bank of Boston Corporation ("BKBC") is set forth below. If no business address is given, the director's or officer's address is Bank of Boston Corporation, 100 Federal Street, Boston, Massachusetts 02110.



                     DIRECTORS
                     ---------

Wayne A. Budd
Senior Partner Goodwin, Proctor & Hoar (law firm)
Exchange Place
Boston, MA  02109


William F. Connell
Chairman and Chief Executive Officer
Connel Limited Partnership (metals recycling and manufacture of industrial products)
One Internation Place
Boston, MA 02110

Gary L. Countryman
Chairman and Chief Executive Officer of Liberty Mutual
Insurance Company
175 Berkeley Street
Boston, MA  02117

Alice F. Emerson
Senior Fellow, The Andrew W. Mellon Foundation;
President Emerita of Wheaton College
140 East 62nd Street
New York, NY  10021

Charles K. Gifford
Chairman, Chief Executive Officer and President
Bank of Boston Corporation.

Thomas J. May
Chairman and CEO
Boston Edison Co.
800 Boylston Street
Boston, MA 02167

Donald F. McHenry
University Research Professor of Diplomacy
School of Foreign Services and International Relations,
Georgetown University
Georgetown University, Room 301
Washington, DC  20057

J. Donald Monan, S.J.
President of Boston College
18 Old Colony Road
Chestnut Hill, MA  02167

Paul C. O'Brien
President of The O'Brien Group, Inc.
One International Place 30th Fl.
Boston, MA  02110

John W. Rowe
President and Chief Executive Officer of New England Electric System 25 Research Drive
Westborough, MA  01581

Richard A. Smith
Chairman of the Board of Harcourt General Inc., (a diversified company engaged in international, executive outplacement and the exhibition of motion pictures) and The Neiman-Marcus Group, Inc.
(retail specialty stores)
27 Boylston Street
Chestnut Hill, MA 02167

William C. Van Faasen
President and Chief Executive Officer of
Blue Cross and Blue Shield of Massachusetts
(non-profit health services company)
100 Summer Street 01-31
Boston, MA  02110

Thomas B. Wheeler
President and Chief Executive Officer of
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA  02111

Alfred M. Zeien
Chairman and Chief Executive Officer of The Gillette Company
(manufacturer of consumer products)
Prudential Tower Building
Boston, MA 02199


                              EXECUTIVE OFFICERS
                              ------------------

Guilliaem Aertsen IV

Melville E. Blake III

Robert L. Champion, Jr.

Barbara F. Clark

Edward P. Collins

Helen G. Drinan

Robert E. Gallery

Charles K. Gifford

Susan P. Haney

Paul F. Hogan

Thomas J. Hollister

Ira Jackson

Robert T. Jefferson

David W. Kruger

Michael R. Lezenski

Mark A. MacLennan

Peter J. Manning

David E. McKown

Henrique Meirelles

Joanne E. Nuzzo

Edward A. O'Neal

William H. Ott

Joe K. Pickett

Richard A. Remis

Manuel R. Sacerdote

William J. Shea

Gary A. Spiess

Susannah M. Swihart

Eliot N. Vestner

Bradford H. Warner

                                INDEX TO EXHIBITS


Exhibit
Number                 Exhibit
1         --           Agreement and Plan of Merger, dated as of
                       December 12, 1995 between the Corporation and
                       BayBanks, Inc., incorporated herein by reference to
                       Exhibit 2(a) to the Corporation's Current Report on
                       Form 8-K dated December 12, 1995 (File No. 1-6522).

2         --           Stock Option Agreement, dated as of
                       December 12, 1995 between Bank of
                       Boston Corporation and BayBanks, Inc.